Buenos Aires, January 17th, 2018

Bolsas y Mercados Argentinos S.A.

Note PESA – LegC 09/18

Ref.: Response to inquiry related to sale of Oil Assets from Exploration & Production Segment

I am writing to Bolsas y Mercados Argentinos S.A. in my capacity as Head of Market Relations of Pampa Energía S.A. (“Pampa” or the “Company”) in relation with the Relevant Event published on January 16th, 2018 (the “Relevant Event”).

In response to the inquiry N° 197141 signed by Mr. Roberto Chiaramoni, Sub manager of the Technical and Negotiable Values Direction of the Buenos Aires Stock Exchange, where the Company is required to disclose the economic result of the transaction described in the Relevant Event; we inform that, due to the fact that the transaction’s closing has not occurred yet and it is subject to certain precedent conditions and that the Company must make further estimations and valuations of the involved assets, the economic result of the transaction is still under analysis according to the applicable accounting principles. Because of this, the Company will disclose the required information on its next financial statements as of December 31st, 2017.

Sincerely,

Victoria Hitce

Head of Market Relations